Exhibit 2

04 February 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 04 February 2015 it purchased 150,000 of its ordinary shares at a price of 1468.0977 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 11,099,909 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,314,647,815 (excluding shares to be held in treasury).